Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC RECEIVES FDA APPROVAL
TO INITIATE CLINICAL STUDY OF MR-GUIDED FOCUSED ULTRASOUND TO TREAT
PATIENTS WITH ALZHEIMER’S DISEASE

Tel Aviv, Israel, July 26, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated March 27, 2017 that Insightec Ltd. (“Insightec”) informed that the U.S. Food and Drug Administration (FDA) has approved the initiation of a clinical study using Insightec’s MR-guided Focused Ultrasound (MRgFUS) to treat patients with Alzheimer’s disease (the “Study”).

The Study is a prospective, multi-center, single-arm study to evaluate the safety and efficacy of using Insightec’s Exablate Neuro low-frequency focused ultrasound to disrupt the blood brain barrier in patients diagnosed with Alzheimer’s disease.

The Company holds approximately 89% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 58% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (approximately 18.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com